UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NeuroSense Therapeutics Ltd. reports successful completion of its Phase I pharmacokinetic study, designed to evaluate the comparative bioavailability of PrimeC to co-administered ciprofloxacin tablets and celecoxib capsules, and to evaluate the effect of food on the bioavailability of PrimeC. The open-label, randomized, single-dose, three-treatment, three-period crossover study was carried out in 12 healthy volunteers in the USA, under an FDA-cleared IND protocol. Based on preliminary results, the pharmacokinetic profile of PrimeC supports the formulation’s extended release properties, as the active components are released simultaneously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: July 1, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer